Precision Wellness

Profit and Loss

January - December 2022

	TOTAL
Income	
Sales of Product Income	2,190.34
Services	16,722.28
Shipping Income	29.98
Uncategorized Income	0.48
Total Income	**$18,943.08**
GROSS PROFIT	**$18,943.08**
Expenses	
Advertising & Marketing	-9.54
Car & Truck	-142.25
Contractors	10,558.64
Interest Paid	-3.24
Job Supplies	-175.55
Legal & Professional Services	-39.99
Meals & Entertainment	-149.82
Repairs & Maintenance	-20.10
Square Fees	161.60
Taxes & Licenses	0.00
Travel	-1.00
Total Expenses	**$10,178.75**
NET OPERATING INCOME	**$8,764.33**
NET INCOME	**$8,764.33**

Precision Wellness

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	1,000.00
Checking (deleted)	-2,134.55
Kabbage	11,058.40
Savings	7,593.62
Total Bank Accounts	**$17,517.47**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Undeposited Funds	5,235.00
Total Other Current Assets	**$5,235.00**
Total Current Assets	**$22,752.47**
TOTAL ASSETS	**$22,752.47**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
First Premier	152.00
Total Credit Cards	**$152.00**
Other Current Liabilities	
Sales Tax Payable	26.11
Tips	130.00
Total Other Current Liabilities	**$156.11**
Total Current Liabilities	**$308.11**
Total Liabilities	**$308.11**
Equity	
Opening Balance Equity	1,851.19
Owner's Investment	4,389.51
Owner's Pay & Personal Expenses	1,279.28
Retained Earnings	6,160.05
Net Income	8,764.33
Total Equity	**$22,444.36**
TOTAL LIABILITIES AND EQUITY	**$22,752.47**

Precision Wellness

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	8,764.33
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Sales Tax Payable	13.93
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**13.93**
Net cash provided by operating activities	**$8,778.26**
FINANCING ACTIVITIES	
Opening Balance Equity	118.66
Owner's Investment	4,389.51
Owner's Pay & Personal Expenses	1,361.78
Net cash provided by financing activities	**$5,869.95**
NET CASH INCREASE FOR PERIOD	**$14,648.21**
Cash at beginning of period	8,104.26
CASH AT END OF PERIOD	**$22,752.47**